UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Convocation of Annual General Meeting of Shareholders of Kookmin Bank

On February 28, 2012, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene the annual general meeting of shareholders for fiscal year 2011 as follows:

•	Date and Time: March 22, 2012, 2:30 p.m. (local time)

•	Venue: 13th Floor, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Kookmin Bank for fiscal year 2011

2)	Appointment of directors of Kookmin Bank

3)	Approval of the aggregate remuneration limit for directors of Kookmin Bank

Nominee for Non-Executive Director of Kookmin Bank:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Yo Chan Park (Re-appointment) (11/07/1961)	• Lawyer, Law Office Jeong-Sang • Advisory member, National Assembly Budget Office, Republic of Korea • Judge, Tax Tribunal under the Prime Minister, Republic of Korea	• Commissioner, Truth and Reconciliation Commission, Republic of Korea • Lecturer in Tax Law, Graduate School of Policy Studies, Korea University	• Ph.D. and M.S. in Tax Law, Graduate School of Science in Taxation, University of Seoul • LL.B., Seoul National University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 28, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO